UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2004.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   NOVEMBER 02, 2004                  /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         November 02, 2004

3.       PRESS RELEASE

         The press release was released on November 02, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         November 02, 2004.



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                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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NEWS RELEASE                                                   November 02, 2004

                     IMA DISCOVERS NEW ZONE AT NAVIDAD WITH
                    SILVER VALUES UP TO 6.5 KG/T (6,510 G/T)

IMA EXPLORATION INC. (IMR-TSX.V, IMXPF - OTC.BB) is pleased to announce the discovery of a new zone of silver mineralization at its 100% owned Navidad Project in central Patagonia, Argentina. The new zone, named "Loma de la Plata", is located approximately 4 kilometres west of the Galena Hill deposit and significantly expands the boundaries of known silver mineralization at the Navidad Project. The Loma de la Plata zone is defined by high silver values in rock samples and a silver in soil anomaly that is similar in magnitude to those that cover both the Galena Hill Deposit and Navidad Hill Zone (see attached map).

The Loma de la Plata zone was found as a result of the ongoing program of expanded grid soil sampling which has outlined a 350 x 400 metre zone of greater than 10 g/t silver within a 500 x 1,100 metre zone of predominantly greater than 2 ppm silver in soil samples. Values from 5.8 to 6,510 g/t silver have been obtained from 12 rock chip and float samples with 5 of the 12 samples returning greater than 1,000 g/t silver (see table below).

         Table 1: Preliminary Rock samples from the Loma de la Plata Zone
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SAMPLE           SAMPLE TYPE        SILVER (G/T)         % COPPER         % LEAD
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M66526              float               2,800              0.68             0.01
M66527               grab               6,510              0.88             0.22
M66551               grab                  20              0.02             0.54
M66552               grab                   8              0.01             1.33
M66553            0.4m chip               162              0.01             2.22
M66554            0.6m chip                21              0.01             1.62
M66556            0.5m chip               337              0.02             2.24
M66557            0.4m chip               816              0.07             4.09
M66558              Float               4,790              0.36             0.06
M66559            0.3m chip             1,130              0.13             0.01
M66649              float               2,790              0.25             0.92
M66650             1m chip                 77              0.01             2.87

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Native silver has not previously been  recognized by IMA geologists  anywhere on surface at the Navidad Property - until follow-up of the Loma de la Plata soil anomaly. Preliminary geological assessment indicates that silver mineralization is hosted by a similar sequence of volcanic and sedimentary rocks, and in a similar stratigraphic position, to those that host the Galena Hill deposit. Mineralization consists of breccias and zones of calcite-barite veinlets with minor amounts of lead and copper sulphides and occasional native silver within andesitic volcanic rocks. Crews are currently on site mapping and sampling this new zone in greater detail.

Within the zone of highly anomalous silver in soil values at Loma de la Plata, 19 soil samples returned values of greater than 10 ppm silver and three samples returned greater than 100 ppm silver (up to 193 g/t). For comparative purposes, the silver in soil anomaly over the Navidad Hill zone is defined by a 400 x 130 metre area of greater than 10 ppm silver and includes one sample with greater than 100 ppm silver (298ppm).


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NEWS RELEASE                                                    NOVEMBER 2, 2004
IMA EXPLORATION INC.                                                      PAGE 2
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In  addition  to work on the Loma de la Plata  zone,  IMA's  geological  team is currently undertaking a significantly expanded grid soil sampling program and conducting detailed mapping and sampling on several of the newer zones at the Navidad project. Concurrently, Snowden Mining Industry Consultants is preparing a resource estimate for the Navidad Hill and Connector zones that will likely be complete in early December.

Dr. Paul Lhotka, P.Geo. has overseen all aspects of this work and is IMA's "Qualified Person" for the Navidad Project under National Instrument 43-101. Soil samples collected from the Navidad Project are subject to a rigorous quality assurance and quality-control (QA/QC) program that is designed to meet or exceed industry standards.

IMA Exploration Inc. has over 10 years experience in Argentina and is focused on the exploration and development of its 100% owned Navidad silver discovery and its property portfolio in the region.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email, or visit the Company's web site at http://www.imaexploration.com.

  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2004 NUMBER 30


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NEWS RELEASE                                                    NOVEMBER 2, 2004
IMA EXPLORATION INC.                                                      PAGE 3
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                MAP OF NAVIDAD PROJECT - SILVER IN SOIL SAMPLES
                                November 1, 2004

                                [GRAPHIC OMITTED]

            Please refer to Company website to view omitted graphic:

                             www.imaexploration.com




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